UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

FORM 8-K
__________________________________

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2018

Summit Financial Group, Inc.
(Exact name of registrant as specified in its charter)

West Virginia	No. 0-16587	55-0672148
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

300 North Main Street
Moorefield, West Virginia 26836
(Address of Principal Executive Offices)

(304) 530-1000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 - Financial Information

Item 2.02. Results of Operations and Financial Condition

On July 26, 2018, Summit Financial Group, Inc. (“Summit”) issued a News Release announcing its earnings for the three months and six months ended June 30, 2018. This News Release is furnished as Exhibit 99 and is incorporated herein by reference.

Item 8.01 Other Events

Additional Information About the Merger and Where to Find It

The information in this Current Report on Form 8-K and the exhibit incorporated herein by reference does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, Summit will file with the SEC a Registration Statement on Form S-4 with respect to the offering of Summit common stock as the Merger Consideration under the Securities Act, which will include a proxy statement of Peoples seeking approval of the Merger by Peoples’ shareholders and a prospectus of Summit. Peoples will deliver the proxy statement/prospectus to its shareholders. In addition, Summit may file other relevant documents concerning the proposed Merger with the SEC. Investors and security holders are urged to read the registration statement and proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the proposed Merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Summit and Peoples may also obtain free copies of these documents by directing a request to Ms. Teresa Ely, Summit’s Director of Shareholder Relations, by telephone at (304) 530-0526 or by email at tely@summitfgi.com or by accessing these documents at Summit’s website: www.summitfgi.com. The information on Summit’s website is not, and shall not be deemed to be, a part of this Report or the exhibits incorporated herein or incorporated into other filings made with the SEC.

Participants in the Solicitation

Summit, Peoples and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Peoples’ shareholders in connection with the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Peoples shareholders in connection with the Merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of Summit in its Annual Report on Form 10-K for the year ended December 31, 2017 and in its definitive proxy statement filed with the SEC on April 11, 2018.  Information about the directors and executive officers of Peoples may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available. You can obtain free copies of these documents from Summit or Peoples using the contact information above.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d)    Exhibits

99	News Release issued on July 26, 2018

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT FINANCIAL GROUP, INC.

Date: July 27, 2018	By: /s/ Robert S. Tissue
Robert S. Tissue
Sr. Vice President & Chief Financial Officer

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